Exhibit 1

MAHANAGAR TELEPHONE NIGAM LIMITED
NEWS RELEASE

Trading Symbol	NYSE: MTE	For Immediate Release October 22, 2008

FISCAL 2008 FINANCIAL RESULTS AVAILABLE AT WWW.MTNL.IN

New Delhi, October 22, 2008 – Mahanagar Telephone Nigam Limited (the “Company”) has made available on its website, www.mtnl.in, the Company’s audited financial results for the fiscal year ended March 31, 2008, as well as other information contained in its Annual Report on Form 20-F (the “2008 Form 20-F”), which has been filed with the United States Securities and Exchange Commission (“SEC”).  A summary of those financial results is attached to this news release.

Upon request, all holders of the Company’s American Depository Shares (ADS) may receive a hard copy of the 2008 Form 20-F free of charge by contacting the Company’s ADS agent, The Bank of New York Mellon, at 1-888-269-2377.

For more information, please contact R.C. Sen at +91-98-6813-5000.

Attachment A

MAHANAGAR TELEPHONE NIGAM LIMITED
SELECTED FINANCIAL AND OPERATING DATA

	Fiscal Years Ended March 31,
	2004	2005	2006	2007	2008	2008
Statement of Income Data	(Rs. in millions except per share data)					Convenience translation into millions of US$ (Unaudited)[1]
Revenues	Rs.61,084	Rs.50,156	Rs.46,668	Rs.45,475	Rs.44,705	$1,117
Total costs and expense	(55,850)	(47,229)	(47,480)	(48,927)	(47,027)	(1,175)
Liability for post retirement medical benefits written back	0	0	0	5,794	0	0
Operating income	5,234	2,927	(812)	2,342	(2,323)	(58)
Other income / (expense), net	1,714	2,670	2,388	7,894	4,661	116
Income before income taxes	6,948	5,597	1,576	10,236	2,338	58
Income taxes	(2,570)	(2,124)	(437)	1,073	121	3
Equity in (losses) of affiliate	(20)	(67)	(73)	(7)	(1)	(0)
Net Income	Rs.4,358	Rs.3,406	Rs.1,066	Rs.11,302	Rs.2,458	$ 61
Weighted average equity shares outstanding	630	630	630	630	630	–
EPS – Basic & diluted	Rs.6.92	Rs.5.41	Rs.1.69	Rs.17.94	Rs.3.90	$0.10
Basic and diluted earnings per GDR/ADS	Rs.13.84	Rs.10.82	Rs.3.38	Rs.35.88	Rs.7.80	$0.20
Dividends paid per equity share	Rs.4.5	Rs.6.5	Rs.6.21	Rs.4.56	Rs.4.68	$0.12
Dividends paid per equity share	$0.10	$0.15	$0.14	$0.11	$0.12	–
Dividends paid per GDR/ADS	Rs.9.0	Rs.13.0	Rs.12.42	Rs.9.12	Rs.9.37	$0.23
Dividends paid per GDR/ADS	$0.20	$0.30	$0.28	$0.21	$0.23	–

	As at March 31,
	2004	2005	2006	2007	2008	2008
Balance Sheet Data	(Rs. in millions except per share data)					Convenience translation into millions of US$ (Unaudited)
Cash and Cash equivalents	Rs.9,891	Rs.7,561	Rs.1,641	Rs.1,660	Rs.1,346	$ 34
Investment in bank deposits	15,654	17,732	19,020	17,102	32,444	811
Dues from Related Parties	23,588	27,789	23,818	23,659	25,713	643
Total Assets	168,023	177,172	170,151	178,937	193,547	4,836
Dues to Related Parties	12,084	11,339	6,091	5,729	8,118	203
Total Liabilities	83,466	93,839	89,703	90,060	105,160	2,628
Total Shareholders equity	84,557	83,333	80,448	88,877	88,387	2,209
Capital Stock[2]	12,949	12,949	12,949	12,949	12,949	324

	Fiscal Years Ended March 31,
	2004	2005	2006	2007	2008	2008
Cash flow data:	(Rs. in millions except per share data)					Convenience translation into millions of US$ (Unaudited)
Net cash from operating activities	Rs.19,885	Rs.15,006	Rs.6,006	Rs.9,672	Rs.27,640	$ 691
Net cash used in investing activities	Rs.(16,706)	Rs.(12,706)	Rs.(7,976)	Rs.(6,780)	Rs.(25,006)	(625)
Net cash from financing activities	Rs. (3,198)	Rs. (4,630)	Rs.(3,951)	Rs.(2,873)	Rs.(2,948)	(74)

1 At March 31, 2008, the exchange rate was Rs.40.02 per US $1.00.
2 Includes capital stock and additional paid-in capital.